                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              NALCO HOLDING COMPANY
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   62985Q 10 1
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                                 (CUSIP Number)

                               Stephen N. Landsman
              Vice President, General Counsel & Corporate Secretary
                                    Nalco LLC
                              1601 West Diehl Road
                              Naperville, IL 60563
                               Phone: 630-305-1554

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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 16, 2004

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             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule
     13d-1(g), check the following box. [ ]

CUSIP NO. 62985Q 10 1 (COMMON STOCK)
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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Nalco LLC
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                             (a)  _
                                                                                                     (b)  _
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3       SEC USE ONLY

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4       SOURCE OF FUNDS
                   OO
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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                  [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION
                 Delaware, U.S.A.
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                    7      SOLE VOTING POWER

                           90,552,258 shares

                    --------------------------------------------------------------------------------------------------

 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH
 REPORTING PERSON          0
       WITH

                    --------------------------------------------------------------------------------------------------
                    9
                           SOLE DISPOSITIVE POWER

                           90,552,258 shares

                    --------------------------------------------------------------------------------------------------

                    10     SHARED DISPOSITIVE POWER

                           0

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11                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    90,552,258 shares

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12

                    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                    ( )
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13                  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    63.9%

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14

                    TYPE OF REPORTING PERSON
                       OO
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     Responses to each item of this Statement on Schedule 13D (the "Schedule
13D") are incorporated by reference into the response to each other item, as applicable.

ITEM 1.  SECURITY AND ISSUER

     This Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Nalco Holding Company, a Delaware corporation
(the "Issuer"). The principal executive offices of the Issuer are located at
1601 West Diehl Road, Naperville, Illinois 60563.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule 13D is being filed by Nalco LLC, a Delaware limited liability company, with principal executive offices located at 1601 West Diehl Road,
Naperville, Illinois 60563. The principal business of Nalco LLC ("Nalco LLC" or the "Reporting Person") is that of a holding company for the Issuer's Common
Stock.

     Attached as Annex A to this Schedule 13D is information concerning the executive officers and directors of the Reporting Person.

     As of the date hereof, investment funds affiliated with each of The
Blackstone Group ("Blackstone"), Apollo Management, L.P. ("Apollo") and
affiliates of The Goldman Sachs Group, Inc. ("Goldman" and, together with
Blackstone and Apollo, the "Sponsors") own approximately 95% of the outstanding membership interests in the Reporting Person. The balance of the membership interests in Nalco LLC are held by certain members of management of the Issuer.

     Pursuant to General Instruction C of Schedule 13D, the disclosure made by the Sponsors in Item 2 of their respective Schedule 13D filings relating to the
Issuer are incorporated by reference into Item 2 of this Schedule 13D.

     During the last five years, neither the Reporting Person nor, to the best knowledge of the Reporting Person, the persons listed on Annex A has been (i)
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In November 2003, the Sponsors acquired membership interests in Nalco
Investment Holdings LLC in exchange for aggregate cash contributions of approximately $991.9 million which, together with borrowing under a new credit facility and proceeds from an offering of senior notes and senior subordinated notes, were used to acquire Nalco Company, now a subsidiary of the Issuer.
Following this acquisition, the Sponsors engaged in a series of transactions that ultimately resulted in the exchange of 100% of the membership interests in
Nalco Investment Holdings LLC for membership interests in the Reporting Person.

     On June 1, 2004, the Issuer was formed as a Delaware entity. On June 16,
2004, 100 shares of Common Stock were issued to the Reporting Person, as the sole stockholder of the Issuer, at par value. The Reporting Person is currently the record owner of 90,552,258 shares of Common Stock, or approximately 63.9% of the issued and outstanding Common Stock.

ITEM 4.   PURPOSE OF TRANSACTION

     In connection with the Issuer's initial public offering, which closed on
November 16, 2004, the Issuer sold an aggregate of 51,111,111 shares of Common
Stock to a syndicate of underwriters in a firm commitment underwritten offering, including 6,666,667 shares sold to the underwriters upon the exercise of the underwriters' over-allotment option, for aggregate net proceeds of approximately
$724.5 million. The Issuer used approximately $544.6 million of the net proceeds of the initial public offering to pay a cash dividend to the Reporting Person and issued a stock

dividend of 90,552,158 shares of Common Stock to the Reporting Person. All of the shares offered and sold in the offering were primary shares issued and sold by the Issuer.

     As of the date hereof, the Reporting Person owns 90,552,258 shares of
Common Stock, or approximately 63.9% of the Issuer. The balance of the Common
Stock is held by the public.

     The Reporting Person has warrants, which allow the Reporting Person to purchase, for $0.01 per share, up to 6,191,854 shares of Issuer, the terms of which are more fully described in Item 6 (the "Warrants"). The Warrants enable the Reporting Person to deliver Common Stock to management of the Issuer in exchange for certain vested class B, C and D units of the Reporting Person.

     All of the shares of Common Stock reported herein were acquired for investment purposes by the Reporting Person. The Reporting Person reviews on a continuing basis the investment in the Issuer. Based on such review, the
Reporting Person may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities at any time or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Person, the Issuer's business, financial condition and operating results, general market and industry conditions or other factors.

     Except as otherwise disclosed herein, the Reporting Person has no plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of the instructions to Schedule 13D, except that under the terms of the Stockholders Agreement, the terms of which are more fully described in Item 6, Nalco LLC and the Sponsors have agreed to increase the size of the board of directors of the Issuer as necessary in order to comply with Rule 10A-3 of the Securities Exchange Act of 1934, as amended and the rules of the New York Stock Exchange. However, as part of the ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer, other stockholders of the Issuer or other third parties regarding such matters.

     Pursuant to General Instruction C of this Schedule 13D, the disclosure made by the Sponsors in their respective Schedule 13D filings relating to the Issuer are incorporated by reference into the response to Item 4 of this Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) See information contained on the cover pages to this Schedule 13D which is incorporated herein by reference. The percentage of the class beneficially owned by the Reporting Person is based on 141,663,369 outstanding shares of
Common Stock of the Issuer, as reported by the Issuer on November 19, 2004.

     (b) See information contained on the cover pages to this Schedule 13D which is incorporated herein by reference.

     (c) Except for the information set forth herein, or incorporated by reference herein, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

     (d) The Reporting Person has the right to receive dividends from the Issuer and the proceeds from any sale of Common Stock.

     (e) Not applicable.

     Pursuant to General Instruction C of this Schedule 13D, the disclosure made by the Sponsors in their respective Schedule 13D filings relating to the Issuer are incorporated by reference into the response to Item 5 of this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

Nalco LLC Limited Liability Company Operating Agreement

     Pursuant to the Nalco LLC Limited Liability Company Operating Agreement
(the "LLC Agreement"), the Sponsors have the ability to influence the management policies and control of the Issuer. The LLC Agreement (1) provides for the governance of certain of Nalco LLC's subsidiaries, including the Issuer, (2)
provides specific rights to the holders of Nalco LLC's limited liability company interests with respect to those interests, such as tag-along and drag-along rights and (3) provides specific rights with respect to certain sales of capital stock of certain of Nalco LLC's subsidiaries, including the Issuer, such as transfer restrictions and registration rights.

     All significant decisions involving Nalco LLC and any voting or other rights to be exercised in respect of its direct or indirect subsidiaries require the approval of the board of directors of Nalco LLC or the Sponsor members of
Nalco LLC, including the approval of directors appointed by at least two of the three Sponsors (or two of the three Sponsors as members). The board of directors of Nalco LLC currently consists of eight members, including two directors designated by each of the Sponsors. If either Blackstone or Apollo sells more than two-thirds of its current equity stake in Nalco LLC or if Goldman sells more than 51.5% of its current equity stake in Nalco LLC, that Sponsor will lose one of its two director designation rights. If either Blackstone or Apollo sells more than 90% of its current equity stake in Nalco LLC or if Goldman sells more than 85.5% of its current equity stake in Nalco LLC, that Sponsor will lose its remaining director designation right but will retain appropriate information rights and the right to designate an observer to attend Nalco LLC board meetings. If one Sponsor has the right to appoint only one director to the Nalco
LLC board but the other two Sponsors continue to have the right to appoint two directors, then all Nalco LLC board decisions will require the approval of the designees of the two Sponsors that are still entitled to appoint two directors.
If at least two of the Sponsors no longer have the right to appoint two directors to the Nalco LLC board, then the rule requiring approval of board designees of at least two of the Sponsors will no longer be operative. Actions by members of Nalco LLC will similarly require approval of two of the three
Sponsors in those circumstances in which the relative equity ownership of Nalco
LLC would require that actions be taken by director appointees of two of the three Sponsors.

     References to, and descriptions of, the LLC Agreement as set forth in this
Item 6 are qualified in their entirety by reference to the Nalco LLC Limited
Liability Company Operating Agreement filed as Exhibit 10.25 to the Issuer's
Registration Statement on Form S-1, filed with the Securities and Exchange
Commission (the "Commission") under the Securities Act of 1933, as amended (the
"Securities Act"), on August 26, 2004, which is incorporated as an exhibit to this Schedule 13D.

Registration Rights Agreement

     On November 16, 2004, the Issuer entered into a registration rights agreement (the "Registration Rights Agreement") with Nalco LLC and its members.
Under the Registration Rights Agreement, Nalco LLC or the Sponsors, as members of Nalco LLC, have the right to request that the Issuer register the sale of shares of Common Stock held by Nalco LLC, including shares issuable upon exercise of the warrant held by Nalco LLC, and may require the Issuer to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. In addition, Nalco LLC or the
Sponsors have the ability to exercise certain piggyback registration rights in connection with registered offerings requested by the members of Nalco LLC or initiated by the Issuer.

     References to, and descriptions of, the Registration Rights Agreement as set forth in this Item 6 are qualified in their entirety by reference to the
Registration Rights Agreement filed as Exhibit 10.1 to the Issuer's Current
Report on Form 8-K, filed with the Commission under the Securities Act on
November 18, 2004 which is incorporated as an exhibit to this Schedule 13D.

Stockholders Agreement

     The Issuer, Nalco LLC and certain members of Nalco LLC controlled by the
Sponsors entered into a stockholders agreement (the "Stockholders Agreement") on
November 16, 2004. The Stockholders Agreement provides that the Issuer's board of directors will initially consist of eight members, which, subject to the provisions described below, may be increased to not more than ten members. Nalco
LLC is entitled to designate a nominee for election to each available seat on the board of directors; provided that the eighth, ninth and tenth such nominees, who will be nominated by the board of directors, shall qualify as independent directors under the rules of the New

York Stock Exchange, on which the shares of the Common Stock are traded. The board of directors may be further expanded in accordance with applicable law or
New York Stock Exchange rules. The Stockholders Agreement provides that six of
Nalco LLC's nominees to the board of directors (other than independent directors) will be split evenly among the Sponsors (subject to adjustment based on their holdings in Nalco LLC) with the seventh to be nominated by agreement of the Sponsors. Nalco LLC and the Sponsors have agreed to vote any shares of
Common Stock held by them to elect Nalco LLC's director nominees to the Issuer's board of directors, and to approve increases to the size of the Issuer's board of directors as necessary to comply with the rules of the New York Stock
Exchange and applicable law.

     If the Issuer is required by New York Stock Exchange regulations to have a majority of independent directors on its Board, upon the occurrence of any transaction whereby Nalco LLC ceases to own more than 50% of the outstanding
Common Stock, Nalco LLC will cause three directors nominated by Nalco LLC (other than independent directors) to resign from the board of directors. The board of directors will simultaneously be reduced or increased, as the case may be, in size to nine directors. The vacancies thus created will be filled by independent directors appointed by the nominating and corporate governance committee of the board of directors. Following such a transaction for so long as Nalco LLC continues to hold more than 35% of the outstanding Common Stock it shall retain the right to designate four nominees for election to the Issuer's board of directors, subject to compliance with the New York Stock Exchange regulations, three of which shall be allocated evenly among the Sponsors with the fourth, which may be the Issuer's Chief Executive Officer, to be nominated by agreement of the Sponsors. If Nalco LLC continues to hold (1) less than 35% but at least
25% of the outstanding Common Stock, it will retain the right to designate three director nominees; (2) less than 25% but at least 15% of the outstanding Common
Stock, it will retain the right to designate two director nominees; and (3) less than 15% but at least 10% of the outstanding Common Stock, it will retain the right to designate one director nominee, and in each case, Nalco LLC will cause such number of directors nominated by Nalco LLC to resign as would be necessary to make the number of remaining directors correspond with Nalco LLC's designation rights unless the Issuer's Board decides that any such directors should continue to serve on the Issuer's Board. Once Nalco LLC holds less than
10% of the outstanding Common Stock, it shall have no right to designate directors. Pursuant to the stockholders agreement, any Sponsor that does not have the right, through Nalco LLC, to nominate a director to the board of directors, shall have the right to nominate a non-voting observer to attend board meetings.

     To the extent permitted by applicable law, each Sponsor will have the right to include at least one director specified by such Sponsor on each of the
Issuer's Board committees. If a director specified by a Sponsor is not eligible to be a member of a Board committee, such Sponsor will have the right, to the extent permitted by applicable law, to nominate an observer to attend meetings of such committee.

     References to, and descriptions of, the Stockholders Agreement as set forth in this Item 6 are qualified in their entirety by reference to the conformed copy of the Stockholders Agreement filed as Exhibit 10.3 to the Issuer's Current
Report on Form 8-K, filed with the Commission under the Securities Act on
November 18, 2004, which is incorporated as an exhibit to this Schedule 13D.

Warrant

     Pursuant to the Warrant, the Reporting Person may purchase, for $0.01 per share, up to 6,191,854 shares of the Common Stock. The Warrant enables the
Reporting Person to deliver Common Stock to members of the Issuer's management who have the right to put, or sell, their vested class B, C and D units to Nalco
LLC (and which Nalco LLC is entitled to repurchase in certain circumstances when such members of management leave the Issuer) in exchange for the Common Stock.
See discussion of Management Members Agreement in the next section. Subject to limited exceptions, the Warrant becomes exercisable upon the Issuer achieving the same EBITDA targets and upon the occurrence of the same specified events applicable to the vesting of the Reporting Person class B units, class C units and class D units (except that there is no service requirement comparable to that applicable to individual holders of class B, C and D units). In the event that Reporting Person at any time holds more Common Stock acquired upon exercise of the Warrant than it would be required to use to satisfy management put rights with respect to vested Reporting Person units, Reporting Person will be obligated to place any such excess Common Stock into an escrow account for the
Issuer's use in connection with delivery of such Common Stock in connection with the Issuer's incentive compensation plans. Upon depositing such excess Common
Stock with the escrow agent, the Reporting Person will have no further rights with respect to the excess Common Stock. The registration rights agreement will provide that the Issuer will be required, upon request by the Reporting Person, to register the Common Stock acquired upon exercise of the Warrant under a registration statement in order to facilitate their delivery to members of management in exchange for units of Nalco LLC.

     References to, and descriptions of, the Warrant as set forth in this Item 6 are qualified in their entirety by reference to the conformed copy of the
Warrant filed as Exhibit 10.4 to the Issuer's Current Report on Form 8-K, filed with the Commission under the Securities Act on November 18, 2004 which is incorporated as an exhibit to this Schedule 13D.

Management Members Agreement

     Pursuant to management members agreements Nalco LLC entered into with certain members of the Issuer's management, following the initial public offering, each management unitholder has the right to sell his/her class A units, as well as his/her class B units, class C units and class D units after they have vested (the "vested units"), to Nalco LLC. Following the date that is the later of the date on which any applicable "lock-up" period terminates and the date that is six months and one day after (i) the date when the units were purchased (in the case of class A unites) or (ii) the date on which the units vest (in case of class B units, class C units and class D units), the unitholder may sell, and Nalco LLC must repurchase, all or a portion of such unitholder's class A units and vested units. Nalco LLC would then be required to repurchase such units by delivering shares of Issuer's Common Stock to the unitholder. The price required to be paid by Nalco LLC for the class A units and vested units will be the fair market value of such units as of the date the "put" right is exercised by the unitholder. The "put" right will be subject to certain limitations on its exercise, as described in the definitive documents. The unitholder will also be entitled to participate in certain sales by the
Sponsors.

     References to, and descriptions of, the Management Members Agreement as set forth in this Item 6 are qualified in their entirety by reference to the conformed copy of the Management Members Agreements filed as Exhibits 10.30 to
10.39 to the Nalco Holding Company Form S-1 filed with the Commission under the
Securities Act on August 26, 2004 which is incorporated as an exhibit to this
Schedule 13D.

Lock-Up Agreement

     In connection with the consummation of the Issuer's initial public offering, on November 10, 2004, the Reporting Person entered into a lock-up agreement (the "Lock-Up Agreement") with the underwriters whereby Reporting
Person agreed, subject to certain exceptions, not to dispose of or hedge any of its Common Stock or securities convertible into or exchangeable for shares of
Common Stock during the period that is 180 days from November 10, 2004, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co., with certain exceptions.

     References to, and descriptions of, the Lock-Up Agreement as set forth in this Item 6 are qualified in their entirety by reference to the Form of Lock-Up
Agreement filed as Annex III(a) of Exhibit 1.1 to the Issuer's Registration
Statement on Form S-1, filed with the Commission under the Securities Act on
October 25, 2004, which is incorporated as an exhibit to this Schedule 13D.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     The following documents are filed as exhibits:

Exhibit           Title
-------           -----

1.                Warrant Agreement among Nalco Holding Company and Nalco LLC
                  (incorporated herein by reference to Exhibit 10.4 to the
                  Nalco Holding Company Current Report on Form 8-K filed with the Commission on November 18, 2004 (file number
                  001-32342)).

2.                Nalco LLC Limited Liability Company Operating Agreement,
                  dated May 17, 2004 (incorporated herein by reference to
                  Exhibit 10.25 to the Nalco Holding Company Registration
                  Statement on Form S-1 filed with the Commission on August
                  26, 2004 (file number 333-118583)).

3.                Registration Rights Agreement, dated November 16, 2004,
                  among Nalco Holding Company, Nalco LLC and the other parties named therein (incorporated herein by reference to Exhibit
                  10.1 to the Nalco Holding Company Current Report on Form 8-K
                  filed with the Commission on November 18, 2004 (file number
                  001-32342)).

4.                Stockholders Agreement, dated November 16, 2004, between
                  Nalco Holding Company and Nalco LLC (incorporated herein by reference to Exhibit 10.3 to the Nalco Holding Company
                  Current Report on Form 8-K filed with the Commission on
                  November 18, 2004 (file number 001-32342)).

5.                Form of Lock-Up Agreement among Nalco Holding Company, Nalco
                  LLC and the other parties named therein (incorporated herein by reference to Annex III(a) of Exhibit 1.1 to the Nalco
                  Holding Company Registration Statement on Form S-1 filed
                  with the Commission on October 25, 2004 (file number
                  333-118583)).

6.                Form of Management Members Agreement among Nalco LLC and the other parties named therein (incorporated herein by
                  reference to Exhibits 10.30 to 10.39 to the Nalco Holding
                  Company Registration Statement on Form S-1 filed with the
                  Commission on August 26, 2004 (file number 333-118583)).

7.                Schedule 13D filed by Apollo Investment Fund V, L.P.,
                  Apollo/Nalco Acquisition LLC, AP Nalco L.P., Apollo Management
                  V, L.P., Apollo Advisors V, L.P. (incorporated herein by
                  reference to the Schedule 13D filed by such parties with the
                  Commission on November 24, 2004).

8.                Schedule 13D filed by Blackstone Management Associates IV
                  L.L.C., Blackstone Capital Partners IV L.P., Blackstone
                  Capital Partners IV-A L.P., and Blackstone Family Investment
                  Partnership IV-A L.P. (incorporated herein by reference to the
                  Schedule 13D filed by such parties with the Commission on
                  November 24, 2004).

9.                Schedule 13D filed by The Goldman Sachs Group, Inc., Goldman,
                  Sachs & Co., GS Advisors 2000, L.L.C., Goldman, Sachs & Co.
                  oHG, Goldman, Sachs Management GP GmbH, GS Employee Funds 2000
                  GP, L.L.C., GS Capital Partners 2000, L.P., GS Capital
                  Partners 2000 Offshore, L.P., GS Capital Partners 2000 GmbH &
                  Co. Beteiligungs KG, GS Capital Partners 2000 Employee Fund,
                  L.P., Goldman Sachs Direct Investment Fund 2000, L.P., and NH
                  Acquisition LLC (incorporated herein by reference to the
                  Schedule 13D filed by such parties with the Commission on
                  November 24, 2004).

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 2004

             NALCO LLC

             By: /s/ Stephen N. Landsman
                 -----------------------
                 Name: Stephen N. Landsman
                 Title: Vice President, General Counsel & Corporate Secretary

Annex A

Each of the persons named below is a citizen of the United States, except where otherwise noted. The principal business address for each of the persons named below is c/o Nalco LLC, 1601 West Diehl Road, Naperville, IL 60563, except as follows:

         (1)      The business address for Richard A. Friedman and Sanjeev K.
                  Mehra is c/o Goldman, Sachs & Co., 85 Broad Street, New York,
                  NY 10004.

         (2)      The business address for Chinh E. Chu and Paul H. O'Neill is
                  c/o The Blackstone Group, 345 Park Avenue, New York, NY 10154.

         (3)      The business address for Leon D. Black and Joshua J. Harris is
                  Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New
                  York, NY 10019.

NAME                                  PRINCIPAL OCCUPATION

William H. Joyce                      Chairman and Chief Executive Officer of Nalco LLC and its
                                      affiliates (Director of Nalco LLC)
William J. Roe                        Executive Vice President, Chief Operating Officer and President,
                                      Industrial and Institutional Services division of Nalco LLC and its affiliates
Bradley J. Bell                       Executive Vice President and Chief Financial Officer of Nalco LLC
                                      and its affiliates
Daniel M. Harker                      Senior Vice President, Supply Chain of Nalco LLC and its
                                      affiliates
Mark L. Bosanko                       Group Vice President and President, Energy Services division of
                                      Nalco LLC and its affiliates
Mark W. Irwin, Australian citizen     Group Vice President and President, Paper Services division of
                                      Nalco LLC and its affiliates
Louis L. Loosbrock                    Group Vice President and President, Pacific division of Nalco LLC and its affiliates
Leon D. Black                         Managing Director of Apollo Management, L.P. (Director of Nalco
                                      LLC)
Chinh E. Chu                          Senior Managing Director of Blackstone Group (Director of Nalco
                                      LLC)
Richard A. Friedman                   Managing Director of Goldman, Sachs & Co. (Director of Nalco LLC)
Joshua J. Harris                      Managing Director of Apollo Management, L.P. (Director of Nalco
                                      LLC)
Sanjeev K. Mehra, Indian citizen      Managing Director of Goldman, Sachs & Co. (Director of Nalco LLC)
Paul H. O'Neill                       Special Advisor to the Blackstone Group (Director of Nalco LLC)
Douglas A. Pertz                      Chairman and CEO of IMC Global Inc. (Director of Nalco LLC)